EXHIBIT 3(ii).1

WHEREAS, this corporation’s Bylaws have been consistently interpreted to provide that directors are elected by a plurality vote of the stockholders;

NOW, THEREFORE, BE IT RESOLVED, that such interpretation is hereby confirmed, and, to the extent that any provision of the Bylaws could be read to require a different voting arrangement, such provision shall be interpreted and amended to be consistent with such interpretation.